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                                                                 Exhibit (a)(47)

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                       NATIONWIDE ANSWERS YOUR QUESTIONS
                       NATIONWIDE HOTLINE: 1-877-655-6417
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                               SEPTEMBER 9, 1998


Q#1: REGARDING POLICIES FOR PEOPLE WHO WORK IN CALIFORNIA, MANY OF YOUR PUBLICATIONS ANSWER OUR QUESTIONS THAT A DIFFERENT POLICY APPLIES IN CALIFORNIA. WHY A DIFFERENT POLICY AND WHAT IS THE POLICY FOR CALIFORNIA?

         The only policy that differs is the vacation policy. In California, vacation accruals in the current year are given in the current year. For example, an employee hired on January 15, 1999, will accrue 7.715 (352 x .021918) personal/vacation days in 1999. In 2000, the employee will accrue twelve (365 x .0328767) personal/vacation days. Assuming the employee uses no vacation in 1999 or 2000, he/she will have 19.715 days at year end 1999. The maximum accrual for individuals with less than 5 years of service is 20 days, so, this employee will have to start using vacation/personal days early in 2000 to avoid the maximum. This daily accrual/maximum accrual methodology is designed to comply with California labor laws.

         Employees who live in other states receive an annual award of vacation on January 1 based on service with the companies.

Q#2: HOW ARE RAISES DETERMINED AT NATIONWIDE? DO YOU COMBINE A COST OF LIVING WITH A MERIT?

         Nationwide's policy is that each employee should receive a performance evaluation on an annual basis. Salary adjustments depend upon the individual's performance (contribution to results) and the job market value (the competitive value of the job and competencies in the market).

         Nationwide does not utilize a cost of living adjustment process.

Q#3: DOES NATIONWIDE OFFER FLEXIBLE SPENDING FOR DOCTOR BILLS, PRESCRIPTIONS THROUGH THE YEAR, AND DEPENDENT CARE SPENDING?

         Yes.

Q#4: HOW LONG DO YOU HAVE TO BE EMPLOYED BY NATIONWIDE TO BE ELIGIBLE FOR SEVERANCE PAY?

         There is no minimum employment period to be eligible for severance pay.

         Under the Nationwide Insurance Enterprise Severance Pay Plan, employees whose employment is involuntarily terminated due to job elimination receive severance pay. Severance pay is calculated as one week of pay per year of service, minimum two weeks, maximum twenty-five weeks. ALLIED/Nationwide service will be applied for severance determination.
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Q#5:     I AM CONFUSED ABOUT THE 4TH OF JULY HOLIDAY/PERSONAL DAY SCHEDULE.
         PLEASE EXPLAIN.

         If the 4th of July falls on Sunday, Monday is observed. If it falls on Saturday, Friday is observed as a holiday. If the 4th of July falls on a Monday, Wednesday or Friday, that day is observed as a holiday.

         Should the 4th fall on Tuesday or Thursday, the companies schedule a company-wide personal day as an additional holiday on the Monday before or the Friday after July 4th to create a four-day weekend.

Q#6: IS THE AMOUNT OF TIME OFF FOR PREGNANCY/MATERNITY/PATERNITY DETERMINED BY THE SICK LEAVE SCHEDULE? ARE
         PREGNANCY/MATERNITY/PATERNITY TREATED THE SAME AS OTHER ILLNESSES FOR SICK LEAVE PURPOSES? PLEASE GIVE AN EXAMPLE.

         No, the amount of time off for pregnancy/maternity/paternity is determined by what time off the new mom or new dad selects. New moms and dads can be absent from work due to pregnancy/maternity/paternity regardless of whether the period is recorded as a period of sick leave, Long Term Disability (LTD), vacation, personal days, unpaid time off, or a combination of those forms of time off.

         Under company policy, both new moms and dads can elect up to twelve weeks of time off. All time off, whether paid or unpaid (sick leave, vacation, LTD, personal days, unpaid leave, etc.) count towards the twelve week maximum. The twelve-week maximum is twelve weeks during any continuous 365 day period. This twelve-week period complies with the Family Medical Leave Act of 1993.

         For uncomplicated pregnancy/maternity, a new mom can use eight weeks of time off perinatal--two weeks before the estimated due date and six weeks after birth. With respect to sick leave/LTD benefits, pregnancy/maternity is treated the same as all other illnesses. So, during the eight-week period, a new mom is entitled to sick leave benefits in accordance with the sick leave schedule. Should she exhaust her sick leave, LTD benefits would start if she enrolled for that coverage. A new mom can elect to work up to her due date or the date of birth, if she wants to.

         The sick leave program provides a number of weeks at 100% pay and additional weeks at 80% pay. The number of weeks any individual receives depends on how much service they have at the time sick leave is awarded. Should an employee exhaust both the 100% and 80% sick leave, LTD benefits start at 60% of pay if she enrolled for the coverage. Typically, a new mom would use up all of her 100% sick leave and some of her 80% sick leave during the eight-week period. Then, if the new mom elects additional time off, for example, for bonding purposes, she could take another four weeks of time off. Depending on her work situation, she might elect to use vacation and personal days during the four-week period. All vacation and personal day scheduling/use is subject to supervisor approval.



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Q#7:     IOWA EMPLOYEES RECEIVED AN ACCIDENTAL DEATH POLICY IN DECEMBER OF
         1997. WILL THIS POLICY BE CONTINUED FOR EMPLOYEES FOLLOWING THE MERGER?

         It is too early in the transition planning process to answer your question. As plans are finalized, you will be kept informed.

Q#8: IF I TRANSFER MY ESOP DISTRIBUTION INTO THE NATIONWIDE INSURANCE ENTERPRISE SAVINGS PLAN (NIESP) AND THEN TAKE A NIESP LOAN, WHAT ARE THE PROVISIONS FOR REPAYMENT? WHAT WILL THE INTEREST RATE BE? HOW LONG WOULD I HAVE TO REPAY THE LOAN? IF I QUIT AFTER TAKING THE LOAN, DO I HAVE TO REPAY IT ALL AT THE TIME I LEAVE? IF NOT, HOW LONG WILL I HAVE TO REPAY IT AFTER LEAVING?

         Repayment is made biweekly from your paycheck. If you terminate after reaching age 55 and completing five years vesting service, you can continue payments on a quarterly basis by personal check.

         Interest rates change periodically. Today, only fixed interest rates are used (fixed for the term of the loan). You will receive information concerning the interest rates at the time you elect a loan. The current NIESP loan interest rates as of September 1, 1998 are: General Loan 10.5%, Principal Residence Loan 5.0% and Second Residence Loan 8.5%. Department of Labor regulations require the NIESP charge a market rate of interest on any loan. Of course, your repayment of interest and principal goes back to your individual account.

         Depending on which loan you elect, you can elect repayment periods of up to either five years (for general loans, or second residence loans) or fifteen years (for a principal residence loan).

         When your employment ends (unless you terminate after reaching age 55 and completing 5 years service), you must repay your loan in full. You would be contacted after termination of employment to make arrangements. Your other option would typically be to default on the loan and have it recharacterized as a distribution.



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